

December 31, 2012

Kevin G. Moug
Chief Financial Officer
Otter Tail Corporation
215 South Cascade Street
PO Box 496
Fergus Falls, MI 56538-0496

> **Re:** **Otter Tail Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 0-53713**

Dear Mr. Moug:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Note 17. Discontinued Operations, page 119

1.	We note you disposed of your Aviva and DMS components after December 31, 2011. Please tell us whether these components meet the criteria in ASC 360-10-45-9 to be classified as held for sale as of December 31, 2011. If so, tell us in detail how each component met such criteria. If not, tell us your basis in GAAP for presenting these components as discontinued operations as of December 31, 2011. Additionally, please tell us your basis in GAAP for reclassifying the assets and liabilities of the disposed components as assets and liabilities of discontinued operations as of December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief